SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

Ambassadors Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

023177108
(CUSIP Number)

Lane Five Capital Management LP
1122 Kenilworth Drive, Suite 313
Towson, MD 21204
Attention: Scott Liotta
Telephone: (443) 921-2060

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [   ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lisa O’Dell Rapuano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER – 1,189,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 1,189,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*           Beneficial ownership information above is as of March 23, 2012

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lane Five Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER – 796,898
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 796,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*           Beneficial ownership information above is as of March 23, 2012

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lane Five Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER – 1,189,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 1,189,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

*           Beneficial ownership information above is as of March 23, 2012

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lane Five Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER – 1,189,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 1,189,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,189,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*           Beneficial ownership information above is as of March 23, 2012

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Lane Five Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER – 796,898
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER – 796,898
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 796,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) OO

*           Beneficial ownership information above is as of March 23, 2012

CUSIP No.: 023177108

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter H. Kamin Peter H. Kamin Revocable Trust Peter H. Kamin Roth IRA Peter H. Kamin Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Peter H. Kamin - AF Peter H. Kamin Revocable Trust - WC Peter H. Kamin Roth IRA - WC Peter H. Kamin Family Foundation - WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION

Peter H. Kamin – U.S. citizen
Peter H. Kamin Revocable Trust - Massachusetts
Peter H. Kamin Roth IRA - Massachusetts
Peter H. Kamin Family Foundation - Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Peter H. Kamin Revocable Trust – 4,600 Peter H. Kamin Roth IRA – 93,378 Peter H. Kamin Family Foundation – 39,613
	8	SHARED VOTING POWER – 0
	9	SOLE DISPOSITIVE POWER Peter H. Kamin Revocable Trust – 4,600 Peter H. Kamin Roth IRA – 93,378 Peter H. Kamin Family Foundation – 39,613
	10	SHARED DISPOSITIVE POWER – 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*           Beneficial ownership information above is as of March 23, 2012

This statement is filed with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Ambassadors Group, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of March 23, 2012 and amends and supplements the Schedule 13D originally filed on November 7, 2011 by the Lane Five Group (as defined below), as previously amended (collectively, the Schedule 13D as amended and supplemented, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Lane Five Partners LP, a Delaware limited partnership (the “LF Fund”); (2) Lane Five Capital Management LP, a Delaware limited partnership (the “LF Investment Manager”); (3) Lane Five Capital Management, LLC, a Maryland limited liability company, the general partner of the Investment Manager (“IM GP”); (4) Lane Five Partners GP LLC, a Delaware limited liability company (the “LF Fund General Partner”); (5) Lisa O’Dell Rapuano, a United States citizen (“Ms. Rapuano”); and (6) Peter H. Kamin, a United States citizen (“Mr. Kamin”).  The LF Fund, the LF Investment Manager, the IM GP, the LF Fund General Partner and Ms. Rapuano may collectively be referred to as, the “Lane Five Group.”  The Lane Five Group may be deemed to be in a group with Mr. Kamin pursuant to Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended.  The Lane Five Group and Mr. Kamin have no agreement regarding the Issuer or its securities other than with respect to Mr. Kamin’s nomination as a candidate for election to the Issuer’s Board of Directors, and his willingness to serve as a director if elected.

ITEM 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is supplemented by the following:

On March 21, 2012, the Reporting Persons and other participants filed a preliminary proxy statement with the Securities and Exchange Commission to solicit proxies in support of the LF Fund’s nominees for election to the Board of Directors of the Issuer.  The LF Fund had previously submitted a Notice of Nomination to the Issuer nominating Sharon van Wyk, the Executive Vice President and Chief Operations Officer of American Public University System, Mr. Kamin and Ms. Rapuano, three independent, highly-qualified candidates, for election to the Issuer’s Board at the Issuer’s 2012 annual meeting of stockholders.

A copy of the preliminary proxy statement is publicly available at www.sec.gov, and is incorporated herein by reference.  The Reporting Persons encourage stockholders of the Issuer to read the preliminary proxy statement in its entirety.

ITEM 5.	Interest in Securities of the Issuer.

(a)	As of March 23, 2012, the Reporting Persons beneficially own:

(i)	The LF Fund directly owns 796,898 shares of Common Stock representing 4.5% of all of the outstanding shares of Common Stock.

(ii)
The LF Investment Manager, as the investment manager of the LF Fund and the investment manager of the Accounts, and the IM GP, as the general partner of the LF Investment Manager, may each be deemed to beneficially own the 1,189,000 shares of Common Stock held by the LF Fund and the Accounts, representing 6.8% of all of the outstanding shares of Common Stock.

(iii)
The LF Fund General Partner, as the general partner of the LF Fund, may be deemed to beneficially own the 796,898 shares of Common Stock held by the LF Fund, representing 4.5% of all of the outstanding shares of Common Stock.

(iv)	Ms. Rapuano may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the LF Investment Manager.

(v)	The LF Group beneficially owns 1,189,000 shares of Common Stock representing 6.8% of all of the outstanding shares of Common Stock.

(vi)
Mr. Kamin, as the controlling person of the Kamin Trust, the Kamin IRA and the Kamin Foundation, may be deemed to beneficially own the 137,591 shares of Common Stock held by them representing 0.8% of all of the outstanding shares of Common Stock.

(vii)	Collectively, the Reporting Persons beneficially own 1,326,591 shares of Common Stock representing 7.5% of all of the outstanding shares of Common Stock.

The foregoing percentages set forth in this response are based on the 17,590,300 shares of Common Stock outstanding as of February 28, 2012, as reported by the Issuer in its Annual Report on Form 10-K for the annual period ended December 31, 2011 and filed with the SEC on March 12, 2012.

(b)           The LF Investment Manager, the IM GP and Ms. Rapuano (and the LF Fund General Partner with respect to the shares of Common Stock owned by the LF Fund) may be deemed to share with the LF Fund and the Accounts (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 796,898 and 392,102 shares of Common Stock reported herein, respectively.

Mr. Kamin has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 137,591 shares of Common Stock individually beneficially owned by him.

(c)           None of the Reporting Persons effected any transactions with respect to any securities of the Issuer during the past 60 days other than those previously reported in this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated:                      March 23, 2012

LISA O’DELL RAPUANO
LANE FIVE PARTNERS LP
LANE FIVE CAPITAL MANAGEMENT LP
LANE FIVE CAPITAL MANAGEMENT, LLC
LANE FIVE PARTNERS GP LLC

By:  /s/ Lisa O'Dell Rapuano
              Lisa O’Dell Rapuano, for herself, as Managing Member of the IM GP (for itself and the Investment Manager) and as Managing Member of the General Partner (for itself and the Fund)

                                /s/ Peter H. Kamin
                                     Peter H. Kamin